EXHIBIT 12

STATEMENT OF COMPUTATION OF FRESH DEL MONTE PRODUCE INC.’S

RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 30, 2007	Year Ended(1)
		December 29, 2006	December 30, 2005	December 31, 2004	December 26, 2003	December 27, 2002
	(U.S. dollars in millions )
Determination of Earnings:
Income before provision for income taxes and cumulative effect of a change in accounting principle	$54.7	$(145.6)	$98.3	$127.0	$242.3	$219.9
Plus: Distributed income of equity investees	—	—	0.4	0.1	0.5	3.6
Plus: Fixed charges	12.7	41.1	30.8	23.1	17.2	24.5
Less: Capitalized interest	(1.0)	(2.7)	(1.2)	(0.7)	(0.3)	(0.5)
Less: Minority interest	0.1	(0.2)	0.5	0.4	0.5	0.3

Total earnings	$66.5	$(107.4)	$128.8	$149.9	$260.2	$247.8

Determination of Fixed Charges:
Interest expense (including capitalized interest and amortization of debt issue costs)	$9.2	$27.0	$17.1	$9.0	$7.3	$15.7
Rental expense interest factor(3)	3.5	14.1	13.7	14.1	9.9	8.8

Total fixed charges	$12.7	$41.1	$30.8	$23.1	$17.2	$24.5

Ratio of Earnings to Fixed Charges	5.2	— (2)	4.2	6.5	15.1	10.1

(1)	On December 30, 2006, the first day of our 2007 year, we adopted Financial Accounting Standards Board Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”). The consolidated balance sheets and consolidated statements of operations will be adjusted for each of the years in the period ending December 29, 2006 to be presented in our annual report for our 2007 year. We are evaluating the effect of adjusting these prior years as a result of adopting FSP AUG AIR-1, but believe that the effect will not be material to our consolidated financial statements.

(2)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 29, 2006. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to have generated an additional $148.5 million of earnings in that year.

(3)	Denotes one-third of rental expense, which we believe is a reasonable estimate of an interest factor in our leases.